                                     EXHIBIT 3

PREFERRED SECURITIES
See note 13 to the financial statements

HEDGING

Companies use derivatives to hedge or counteract possible fluctuations in the price of commodities or interest rates. This permits mitigation of price or interest rate risk due to market fluctuations.


MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW***

Suncor Energy Inc.'s corporate centre is located in Calgary, Alberta. The company is currently comprised of three operating businesses: an oil sands operation (Oil Sands); a conventional oil and gas business (Exploration and Production - E&P); and a refining and marketing operation (Sunoco).

   In 2000, Suncor established an In-situ and International Oil development unit, which includes the Stuart Oil Shale Development Project in Australia and the company's recently announced Firebag in-situ project 40 kilometres from Fort McMurray.

1999 - EARNINGS INCREASED 6%

Earnings in 1999 increased 6% to $200 million ($1.61 per common share), from $188 million ($1.70 per common share) in 1998. Cash flow from operations was $591 million ($5.02 per common share), representing the seventh consecutive year of cash flow growth. Cash flow from operations in 1998 was $580 million ($5.27 per common share). Revenue in 1999 was $2.4 billion compared with $2.1 billion in 1998. Per share amounts for earnings and cash flow from operations in 1999 reflect payments on the PREFERRED SECURITIES issued in 1999.

   The increase in consolidated earnings was primarily the result of higher crude oil prices in the last three quarters of 1999, higher natural gas prices, record Oil Sands sales volumes, gains on asset sales and improved retail margins. The impact of these positive factors was partially offset by crude oil and natural gas HEDGING losses ($56 million in 1999 compared to gains of $47 million in 1998), increased costs, lower conventional oil and gas production, lower refining earnings due to higher crude oil and feedstock costs and higher taxes. Cash flow from operations increased only slightly, despite the earnings increase, because the cash associated with gains on disposal of assets ($92 million in 1999; $11 million in 1998) is not included in cash flow from operations. The cash associated with gains on divested assets is reported as a reduction in cash used in investing activities. 1998 cash flow from operations of $580 million included $34 million in income tax refunds. There was no such benefit in 1999.


CONSOLIDATED FINANCIAL RESULTS

-------------------------------------------------------------------------------------------------------------------
   ($ millions)                                                      1999              1998               1997
-------------------------------------------------------------------------------------------------------------------
   Earnings                                                           200               188                223
   Cash flow provided from operations                                 591               580                575
   Investing activities                                             1 290               937                884
   Dividends - common shares                                           75                75                 74
             - preferred securities                                    37                 0                  0
   Long-term borrowings                                             1 306             1 298                767
-------------------------------------------------------------------------------------------------------------------


20  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

RELATIVE SEGMENT CONTRIBUTION

-------------------------------------------------------------------------------------------------------------------
   (before the impact of corporate and elimination adjustments,
    expressed as %)                                                   1999              1998               1997
-------------------------------------------------------------------------------------------------------------------
   EARNINGS
     Oil Sands                                                         70                70                 74
     Exploration and Production                                        17                11                 10
     Sunoco                                                            13                19                 16
   CASH FLOW PROVIDED FROM OPERATIONS
     Oil Sands                                                         60                53                 54
     Exploration and Production                                        25                28                 26
     Sunoco                                                            15                19                 20
   CAPITAL EMPLOYED
     Oil Sands                                                         55                53                 48
     Exploration and Production                                        29                28                 29
     Sunoco                                                            16                19                 23
-------------------------------------------------------------------------------------------------------------------

INDUSTRY INDICATORS

-------------------------------------------------------------------------------------------------------------------
   (average for the year unless otherwise noted)                        1999           1998               1997
-------------------------------------------------------------------------------------------------------------------
   West Texas Intermediate (WTI) crude oil U.S.$/barrel at Cushing     19.30          14.40              20.60
   Canadian 0.3% par crude C$/barrel at Edmonton                       27.50          20.45              27.80
   Light/sour crude oil price differential C$/barrel at Edmonton        2.80           3.20               3.45
   Natural gas U.S.$/thousand cubic feet at Henry Hub                   2.27           2.14               2.55
   Natural gas (Alberta spot) C $/thousand cubic feet at Empress        3.00           2.25               1.95
   Natural gas exports to the U.S. trillions of cubic feet               3.2*           3.1                2.9
   New York Harbour 3-2-1 crack U.S.$ barrel**                          2.47           2.85               4.09
   Refined product demand (Ontario/Quebec) percentage
     change over prior year                                              1.5*           4.2                2.0
   Exchange rate: C$ : U.S.$                                            0.67           0.67               0.72
   Exchange rate: C$ : Australian$                                      1.04           1.07               0.97
-------------------------------------------------------------------------------------------------------------------

*  Estimate

** New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking 2 times the New York Harbour gasoline margin plus 1 times the New York Harbour distillate margin and dividing by 3.

***The tables and charts in this document form an integral part of Management's
   Discussion and Analysis and should be referred to when reading the narrative. References to Suncor or the company include Suncor Energy Inc. and its subsidiaries and investment in joint ventures, unless otherwise stated. Management's Discussion and Analysis contains certain forward-looking statements which are based on Suncor's current expectations, estimates, projections and assumptions and were made by the company in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "believes," "projects," "indicates," "could" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some of which are similar to other oil and gas companies and some of which are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors. The risks, uncertainties and other factors that could influence actual results include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in exchange rates; Suncor's ability to respond to changing markets; the ability of Suncor to receive timely regulatory approvals; the successful implementation of its growth projects, including Project Millennium; the integrity and reliability of Suncor's capital assets; the cumulative impact of the resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venturers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor.

   Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the company's annual information form on file with the Alberta Securities Commission and certain other securities regulatory authorities. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.


                                       SUNCOR ENERGY INC. 1999 ANNUAL REPORT  21

MANAGEMENT'S DISCUSSION AND ANALYSIS


BITUMEN

Tar-like form of oil that cannot be produced by conventional means. When extracted from oil sands, it can be upgraded into light sweet crude and other products.

MAINTENANCE SHUTDOWN

Long-term preventative maintenance activities that involve shutting down major parts of, or an entire facility.

[ MAP ]

OIL SANDS

OVERVIEW

Suncor has more than 30 years' experience in mining and upgrading oil sands to produce crude oil on a commercial basis - more than any other company in the world.

   Suncor uses the following proven technology and processes to produce oil from its leases in the Athabasca oil sands, near Fort McMurray, Alberta:

-  Giant trucks and shovels mine the oil sands.

- The BITUMEN is separated from the sand in the extraction process, then upgraded to high quality "light sweet" and "light sour" crude oil products and diesel fuel.

- The crude oil products are blended to customer specifications and sent by pipeline to markets in Canada and the U.S.

The Oil Sands business also has an on-site energy plant operated by TransAlta Energy Corporation (TransAlta) that generates steam and electricity using petroleum coke - a byproduct of the upgrading process - and natural gas.

   Suncor's top growth priority is to expand its Oil Sands business. In 1999, Suncor received government approval for Phase 2 of the $2.2-billion Project Millennium, which entails a staged expansion of production to an estimated 225,000 barrels per day in 2003, up from production of 105,600 barrels per day in 1999. By the end of 1999, construction on the project was 17% complete and detailed engineering was 79% complete.

   In early 2000 Suncor announced plans to invest $750 million to further expand its oil sands business by adding a commercial scale in-situ project and bolstering the upgrading capacity of its Fort McMurray operation. This plan is subject to Board of Directors and regulatory approvals.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES
1999 VS 1998

OIL SANDS - SUMMARY OF RESULTS

-------------------------------------------------------------------
  ($ millions unless otherwise noted)      1999     1998     1997
-------------------------------------------------------------------
  Revenue                                    889      768      751
  Production
   (thousands of barrels per day)          105.6     93.6     79.4
  Average sales price
   (including the impact of hedging)
     ($ per barrel)                        23.84    22.18    26.36
  Earnings                                   174      150      179
  Cash flow provided
   from operations                           405      320      331
  Total assets                             3 178    2 081    1 689
  Investing activities                     1 085      514      531
-------------------------------------------------------------------

EARNINGS ANALYSIS

INCREASED SALES AND SELLING PRICE CONTRIBUTE TO A 16% INCREASE IN EARNINGS

Oil Sands earned $174 million in 1999 compared with $150 million in 1998. This increase was mainly attributable to a 7.5% increase in sales volumes and a 7.5% increase in Oil Sands crude oil price. These factors were partly offset by higher operating costs.

   Benchmark crude prices increased 34% over 1998. This increase was tempered by a loss on Suncor's hedging program which decreased year-over-year Oil Sands earnings by $88 million as well as an increase in pipeline costs for Oil Sands that impacted year-over-year earnings by $15 million. The higher pipeline costs relate to the Athabasca Pipeline, which was commissioned in April 1999 and on which Oil Sands ships sour crude oil.

   During a 28-day, $20-million planned MAINTENANCE SHUTDOWN in 1999, Oil Sands halted production of sweet (low-sulphur) crude oil and produced only lower-priced sour crude oil. In addition, the selling price of sour crude declined during this period as a result of short-term market conditions.

   The combined impact of the above price factors resulted in a year-over-year increase in earnings of $46 million.

22  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

-------------------------------------------------------------------------------
              1998                                                      1999
-------------------------------------------------------------------------------
EARNINGS
ANALYSIS
($ millions)
[GRAPH]
-------------------------------------------------------------------------------
              150      36       46        (10)      (17)       (31)      174
-------------------------------------------------------------------------------
              Total   Volume  Oil Price  Royalties   Cash     Non-Cash   Total
                                                    Expenses  Expenses
-------------------------------------------------------------------------------

RECORD SALES VOLUMES AND HIGHER OIL PRICES, PARTLY OFFSET BY HIGHER EXPENSES, RESULTED IN A 16% EARNINGS IMPROVEMENT.


OIL SANDS PRODUCTION INCREASES 13%

Oil Sands increased production in 1999 for the seventh consecutive year to an average of 105,600 barrels per day from 93,600 barrels per day in 1998. This increase was attributable to Suncor's new Steepbank Mine and fixed plant expansion (a vacuum tower and diluent recovery unit), which had its first full year of production in 1999.

   Two unplanned outages at Oil Sands in 1999 lasted a total of 16 days and resulted in approximately 1.8 million barrels of lost production. These outages were precipitated by a change in feedstock resulting from the operation of the new fixed plant expansion. Parts of the unit that failed were redesigned during the second outage in September, with the objective of improving reliability.

   Due to a build in inventory, primarily associated with filling the Athabasca Pipeline, only 102,200 barrels per day were sold in 1999. Sales volumes in 1998 were 95,100 barrels per day. This volume increase resulted in a year-over-year improvement in earnings of $36 million.

ROYALTIES

Crown royalties payable by Suncor to the Government of Alberta increased 39% in 1999, to $48 million, as a result of higher sales volumes and prices. The higher Crown royalties were partly offset by a $5-million (pre-tax) decrease in royalties paid to Union Pacific Resources Inc. ("Union"), a reduction that occurred because Suncor mined fewer barrels in 1999 from the lease where Union has a royalty interest. The combined impact of the above factors was a net increase in total royalties expensed that reduced earnings by $10 million.

   Crown royalties in effect for Suncor's existing Oil Sands operations require payments to the Government of Alberta of 25% of revenues less allowable costs (including capital

----------------------------------------------------------------------------------------------
                       1998                                                             1999
----------------------------------------------------------------------------------------------
NET CASH DEFICIENCY
ANALYSIS
($ millions)
[GRAPH]
----------------------------------------------------------------------------------------------
                      (202)      92          (7)         91       (21)        (550)     (597)
----------------------------------------------------------------------------------------------
                      Total   Operations  Overburden   Working   Deferred      Other    Total
                                                       Capital   Spending    Investing
                                                                            Activities
----------------------------------------------------------------------------------------------

SUNCOR'S GROWTH PLANS FOR ITS OIL SANDS BUSINESS IS REFLECTED IN THE $550-MILLION INCREASE IN INVESTING EXPENDITURES THAT WERE ONLY PARTIALLY OFFSET BY THE IMPROVED CASH FLOW FROM OPERATIONS AND THE WORKING CAPITAL REDUCTION. THE REDUCTION IN WORKING CAPITAL WAS DUE TO THE HIGH LEVEL OF PROJECT SPENDING ACTIVITY.

expenditures), subject to a minimum payment of 5% of gross revenues. In 1999 Suncor made royalty payments based upon a 5% minimum royalty.

   Suncor's transition royalty agreement with the Alberta government took effect in 1999. The transition in 1999 of the company's Oil Sands operations to the new, generic oil sands royalty terms was initiated because more than 50% of Oil Sands production was derived from the Steepbank Mine. The agreement provides Suncor with additional allowable cost deductions to a maximum of $158 million per year for 10 years (related to Suncor's original investment in the Oil Sands facility). Royalty rates beginning in 1999, the first year of the transition period, will be based on 25% of revenues less allowable costs with a minimum royalty of 5%. The 5% rate will change to a 1% rate beginning in the third year of the transition (2001). Suncor currently expects to remain at the 5% rate for the year 2000 and then be at the 1% rate until the middle of this decade. This assumption is based on expected future oil prices, production levels, operating costs and capital expenditures.

EXPENSES INCREASE BY 16%

The increase in expenses in 1999 reduced Oil Sands' earnings by approximately $48 million. Expenses were higher in 1999 as a result of increased costs in the following areas:

   Non-cash charges (depreciation, depletion and amortization) increased, reducing 1999 earnings by $31 million. The increase is due to:1) changes to the mine plan that resulted in higher overburden amortization charges; 2) an increase in depreciation expense related to capital additions that increased production capacity, partly offset by an extension of the useful life of some fixed plant assets; and 3) an increase in amortization of turnaround expenditures as a result of the 1999 planned partial maintenance shutdown.


                                       SUNCOR ENERGY INC. 1999 ANNUAL REPORT  23

MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

OVERBURDEN                               WORKING CAPITAL
Material overlying the oil sands that    The excess of current assets (excluding
must be removed before mining.           cash) over current liabilities. The
Consists of muskeg, glacial deposits     excess measures the ability of a
and sand.                                business to finance current operations,
                                         for example, whether debt will need to
                                         be incurred to fund growth activities.

* THIS SECTION CONTAINS FORWARD-
  LOOKING INFORMATION. ALSO REFER TO
  THE OVERVIEW*** ON PAGE 21 OF THIS
  REPORT.

--------------------------------------------------------------------------
                                  1995     1996     1997     1998     1999
--------------------------------------------------------------------------
CASH AND TOTAL
OPERATING COSTS
(dollars per barrel)
[GRAPH]
--------------------------------------------------------------------------
/ / Cash Operating Cost          12.00    12.30    13.00    11.50    11.40
--------------------------------------------------------------------------
/ / Non-cash Operating Cost       2.55     2.40     2.55     2.25     3.35
--------------------------------------------------------------------------
   Total                         14.55    14.70    15.55    13.75    14.75
--------------------------------------------------------------------------

NON-CASH COSTS INCREASED FROM THE 1998 LEVEL DUE TO HIGHER OVERBURDEN COSTS AND INCREASED DEPRECIATION RESULTING FROM RECENT CAPITAL ADDITIONS.

   Cash expenses increased, resulting in a $17-million reduction in earnings. The drivers of the increase were caused by: 1) higher production volumes; 2) mining and extraction operations being conducted on both sides of the Athabasca River (original mine expected to be shut down in the 2001 / 2002 time frame); and 3) increased natural gas prices.

PER-BARREL OPERATING COSTS INCREASE

Cash operating costs did not change significantly from 1998. Per barrel costs were $11.40 in 1999 - the first full year of operation for the Steepbank Mine and fixed plant expansion - compared with $11.50 in 1998.

   Total operating costs per barrel in 1999 were $14.75 - against a target of $13.85 - compared with $13.75 per barrel in 1998. (Total operating costs are equal to the total expenses - including non-cash charges, but excluding royalties - divided by sales volumes). The increase in total operating costs is driven primarily by the increases in non-cash charges described above.

CASH MARGIN INCREASED 17% TO $11.10 PER BARREL IN 1999

Oil Sands' cash operating margin was $11.10 per barrel in 1999 compared with $9.50 per barrel in 1998. The factors that influenced cash margins in the year were: 1) higher selling prices (before hedging) had a favourable impact of $5.50 per barrel; 2) hedging gains and losses had an unfavourable net impact of $3.85 per barrel; 3) cash operating costs had a favourable impact of $0.10 per barrel; and 4) higher royalties had an unfavourable impact of approximately $0.15 per barrel.

NET CASH DEFICIENCY ANALYSIS

Cash flow provided from operations was $405 million in 1999 compared with $320 million in 1998. The positive impact of improved cash margins and increased volumes ($92 million) was partly offset by a $7-million increase in OVERBURDEN spending.

   Oil Sands had an increase in funds from WORKING CAPITAL of $91 million relative to 1998. The increase was primarily due to a higher amount of accounts payable related to Project Millennium. This positive factor was partially offset by increases in accounts receivable and inventory levels.

--------------------------------------------------------------------------
                                  1995     1996     1997     1998     1999
--------------------------------------------------------------------------
OPERATING MARGINS
($ per barrel)
[GRAPH]
--------------------------------------------------------------------------
/ / Selling Price                24.46    26.84    26.36    22.18    23.84
--------------------------------------------------------------------------
/ / Cash Margin                  10.20    11.85    12.30     9.50    11.10
--------------------------------------------------------------------------

THE INCREASE IN THE MARGIN IN 1999 PRIMARILY REFLECTS A 7% INCREASE IN THE CRUDE OIL SELLING PRICE. THE MARGIN IMPROVEMENT OF $1.60 PER BARREL WAS TEMPERED BY PAYMENTS ASSOCIATED WITH SUNCOR'S HEDGING PROGRAM THAT REDUCED THE MARGIN BY $2.05 PER BARREL.

SELLING PRICE - THE AVERAGE PRICE FROM THE SALE OF CRUDE OIL, INCLUDING THE IMPACT OF HEDGING ACTIVITIES.

CASH MARGIN - THE DIFFERENCE BETWEEN THE SELLING PRICE RECEIVED FOR PRODUCTS SOLD, AND CASH OPERATING COST PER BARREL PLUS ROYALTIES PER BARREL.

   Investing activities at Oil Sands increased from $514 million in 1998 to $1.1 billion in 1999. The increase was primarily due to spending of $891 million on Project Millennium and planned maintenance shutdown spending increases of $15 million. The increases were partly offset by a reduction in spending on the Steepbank Mine and fixed plant expansion.

OUTLOOK*
PHASED GROWTH

Project Millennium, currently estimated at a cost of $2.2 billion, is designed to further increase Oil Sands' production capacity in two growth phases. The first phase of the project - the Production Enhancement Phase (PEP) - is expected to increase production to 130,000 barrels per day by 2001 at an estimated cost of $190 million. The second phase is expected to increase production to 225,000 barrels a day in 2003.

   Suncor's average production goal for 2002 is 210,000 barrels per day, down from the original target of 220,000 barrels per day. This change in the production target is due to planned maintenance shutdown work in 2002 that was previously scheduled for 2001. Project Millennium calls for an expanded mine, additional mining equipment, increased energy-services support, and twinning of the bitumen extraction and upgrading processes.

   In 2000 Suncor announced a plan to further expand its oil sands facilities beyond 2003 with a proposed investment of $750 million in an in-situ project and further expansion of the oil sands plant. The in-situ portion of the project would be integrated with Suncor's open pit mining operation, and, combined with plans to expand upgrading capacity, would enable output from Suncor's plant to reach an estimated 260,000 barrels of oil per day in 2004. These plans are subject to Board of Directors and regulatory approval.

   The company's long-term vision is to increase oil sands production to about 400,000 to 450,000 barrels of oil a day in 2008 through a combination of oil sands mining and in-situ development.

24  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                               MANAGEMENT'S DISCUSSION AND ANALYSIS - OIL SANDS

PROVEN AND PROBABLE RESERVES Annual estimates are made by Suncor of recoverable bitumen reserves associated with company surface mineable oil sand leases. The estimates are allocated between proven, probable and possible categories based upon criteria agreed to by management and reviewed by independent consultants. The proved reserves are considered to be conservative estimates in which there is a very high degree of confidence. Probable reserves incorporate portions of the mine that have a lower drilling density and are expected to be recovered under current approvals for a period in excess of 30 years, if further expansions do not occur. There is at least a 50 per cent chance that the proved plus probable reserve estimates will be exceeded. The bitumen estimates are converted to synthetic crude estimates on the basis of yields currently being obtained.

   Oil Sands has recognized PROVEN AND PROBABLE RESERVES of 476 million barrels and 2,028 million barrels, respectively, on the leases it currently has regulatory approval to mine. Management believes that these reserves are sufficient to support Project Millennium's planned production target of 225,000 barrels per day for a period in excess of 30 years. This does not include any reserves for the Firebag in-situ heavy oil leases. Additional reserves will be recorded as Suncor completes further drilling and analysis on these leases.

   Prior to mining additional leases, regulatory approval must be obtained. Accordingly, Suncor has not yet recognized as proven or probable reserves any of the resources on these additional leases. Management believes that, assuming estimated economies of scale and reliability improvements are achieved, Oil Sands could reduce the cash operating cost to about $8.50 to $9.50 per barrel in 2002 from the 1999 level of $11.40 per barrel. Total operating costs, which include cash operating costs as well as non-cash costs, are targeted to be reduced to the $11.65 to $12.75 per barrel range from the 1999 level of $14.75 per barrel.

PROJECT MILLENNIUM

Construction of the $2-billion second phase of Project Millennium began on schedule in the second quarter of 1999 after Suncor received Suncor Board of Directors and regulatory approvals.

   Engineering on Project Millennium is expected to be completed by mid-year 2000. The project is on track for commissioning to begin in the third quarter of 2001, with full production targeted for the year 2002.

RISK/SUCCESS FACTORS RELATED TO PROJECT MILLENNIUM

In addition to potentially volatile crude prices, there are certain risks associated with the Project Millennium schedule, resources and costs. With competing projects in Alberta, there will be increased demand for labour and material and the associated risk of delay in material delivery and scheduled completion. The project management has developed a working relationship with the trade unions, including workshops and joint initiatives. The project schedule has been developed with recognition of the needs of competing projects. Projects of this magnitude can result in the final cost being higher or lower than original estimates. Management believes in the current environment that there are risks that Project Millennium costs could be higher than the original estimate.

   In response to Suncor's Canadian Environmental Assessment Act process for Project Millennium, three non-governmental environmental organizations have challenged the federal Minister of Environment's decision to declare the project environmentally acceptable. This challenge is directed primarily at the federal assessment process rather than the project itself. Suncor continues to work with regulators, both provincial and federal, to ensure the project meets or exceeds all regulatory requirements. The federal challenge is not expected to impact the construction of Project Millennium.

LEVERAGING ALLIANCES TO SUPPORT OIL SANDS EXPANSION

In 1999, Suncor signed a long-term agreement with TransAlta whereby TransAlta will build, own and operate a cogeneration facility that will help meet a portion of Suncor's long-term energy needs at Oil Sands. As of October 1, 1999, TransAlta assumed operating responsibility for Suncor's existing energy plant. TransAlta announced plans to begin operating its new gas turbines commercially in the first quarter of 2000, and commissioning of other cogeneration equipment is expected to continue throughout 2000.

   The April 1999 start-up of the Enbridge Athabasca Pipeline (owned by Enbridge Pipelines (Athabasca) Inc.) expanded Oil Sands' ability to ship to new markets. Suncor's agreement with Enbridge provides Suncor long-term pipeline access of up to 170,000 barrels per day. The pipeline has a potential capacity of up to 550,000 barrels per day. The pipeline provides a new transportation link between Fort McMurray and Hardisty, a major Alberta crude oil hub that connects onward to markets in the U.S. and Eastern Canada.

   The Hydrocarbon Liquids Conservation Project based on an agreement between Suncor and Novagas Canada Limited Partnership, operating as TransCanada Midstream (TCM), received regulatory approval in 1999. This project is designed to extract and separate natural gas liquids and olefins from "off-gas," a byproduct of the oil sands upgrading process. The recovered liquids and olefins will be transported in batches via Suncor's Oil Sands Pipeline to TCM's Redwater, Alberta fractionation facility for further processing. Management believes the project will help to reduce sulphur dioxide emissions at Oil Sands as well as provide additional revenue for Suncor.

   In April 1999, TransCanada Pipeline Ventures Limited Partnership (formerly Nova Pipeline Ventures Limited Partnership) completed construction of its pipeline, which is anticipated to meet Suncor's foreseeable needs for transporting natural gas to its Oil Sands facility. Gas is now being delivered to the Suncor site via the new line.

RISK/SUCCESS FACTORS AFFECTING OVERALL PERFORMANCE

The profitability of Suncor's Oil Sands business is influenced by crude oil prices, which are difficult to predict and impossible to control. Unplanned production or operational outages and slowdowns, particularly those related to severe climatic conditions, including those that affect quality of products produced, can be expected from time to time.

   Suncor's relationship with its employees is important to its future success as work disruptions have the potential to adversely affect Oil Sands operations. Suncor entered into a new two-year collective agreement with the Communications, Energy and Paperworkers Union Local 707 effective May 1, 1999.

                                     SUNCOR ENERGY INC. 1999 ANNUAL REPORT   25

MANAGEMENT'S DISCUSSION AND ANALYSIS


EXPLORATION AND PRODUCTION

[MAP]

OVERVIEW

Suncor's Exploration and Production (E&P) business, based in Calgary, Alberta, explores for, acquires, develops, produces and markets natural gas, natural gas liquids, crude oil and various byproducts from the Western Canada Sedimentary Basin.

   A significant factor impacting E&P's 1999 financial and operating results was a disappointing finding and development (F&D) program. E&P invested $151 million to add six million barrels of new proved reserves. E&P's total proved reserves declined 37 million BOE to 152 million BOE as a result of property dispositions, downward technical revisions, and current-year production less new reserve additions. As a result, E&P's three-year F&D performance increased to $11.40 per BOE from $6.90 per BOE for the three-year period ending in 1998. The 1999 three-year average reserve replacement ratio was 120% compared with 200% for the three years ended 1998.

   E&P initiated a portfolio optimization program in 1997 to improve the quality of its asset base and to improve its net cash position by selling non-strategic properties and assets. This program positively impacted 1999 financial results. Proceeds from the property dispositions contributed $90 million towards the net cash surplus, an increase of $81 million over 1998 levels. Property dispositions associated with the program represented annual production of 3,300 BOE per day. The program has generated proceeds of over $110 million since its inception. E&P plans to continue the program in 2000 with a focus on divesting oil properties. The property divestments planned for 2000 could generate $100 to $200 million in proceeds.

   In the fourth quarter of 1999, E&P initiated a strategic study to examine ways to improve the financial and operating performance of its natural gas business as well as focus on defining new and profitable opportunities for growth. The study is expected to be completed by the end of the second quarter 2000.

RESULTS OF OPERATIONS/INVESTING/EXPLORATION ACTIVITIES
1999 VERSUS 1998

EXPLORATION AND PRODUCTION - SUMMARY OF RESULTS

-----------------------------------------------------------------
  ($ millions unless otherwise noted)        1999   1998    1997
-----------------------------------------------------------------
  Revenue                                     306    290     302
  Production (thousands of BOE* per day)     37.2   42.2    40.3
  Average sales price (including the
   impact of hedging)
     Natural gas ($/ thousand cubic feet)    2.44   1.95    1.93
     Conventional crude oil ($/ barrel)     20.94  20.14   22.75
  Earnings                                     43     25      24
  Cash flow provided from operations          172    167     162
  Total assets                                962    943     819
  Capital and exploration expenditures        200    242     240
-----------------------------------------------------------------

* BOE is a measure which converts gas to oil on the approximate long-term economic equivalent basis that 10,000 cubic feet of gas equals one barrel of oil.

EARNINGS ANALYSIS

EARNINGS INCREASE BY 72% ON ASSET DIVESTMENT GAINS

E&P's earnings increased to $43 million in 1999, up 72% from $25 million in 1998. During the year, cash flow from operations rose to $172 million from $167 million in 1998. The earnings increase was driven principally by a $16-million increase in gains on asset dispositions and by stronger natural gas prices. The increase in cash flow from operations was mainly attributed to higher natural gas prices.

NATURAL GAS PRICES INCREASE 25%

In 1999, E&P's natural gas price averaged $2.44 per thousand cubic feet (mcf) compared with $1.95 per mcf in 1998, an improvement of 25%. Prices strengthened throughout the year as a result of stronger demand and improved access to export markets in the U.S. The 1999 price includes the impact

26  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

              MANAGEMENT'S DISCUSSION AND ANALYSIS - EXPLORATION AND PRODUCTION

RESERVOIR

Body of porous rock containing an accumulation of water, crude oil or natural gas.

-------------------------------------------------------------------------------
               1998                                                     1999
-------------------------------------------------------------------------------
EARNINGS
ANALYSIS
($ millions)
[GRAPH]
-------------------------------------------------------------------------------
                 25      30      (20)      (8)        16         0        43
-------------------------------------------------------------------------------
               Total    Price   Volume  Royalties    Asset    Expenses   Total
                                                  Divestment
                                                     Gains
-------------------------------------------------------------------------------

PRICE IMPROVEMENT AND ASSET DIVESTMENT GAINS MORE THAN OFFSET THE SHORTFALL IN PRODUCTION VOLUMES RESULTING IN THE EARNINGS IMPROVEMENT.

of E&P's hedging program, which decreased the price by $0.04 per mcf.

   E&P's average realized crude oil price increased $0.80 per barrel, to $20.94 per barrel in 1999, due to the increase in world oil prices. The price realized in 1999 was reduced by $2.72 per barrel due to the impact of crude oil hedging. The increase in oil and gas prices, partially offset by hedging program losses, resulted in a net $30-million increase in earnings compared with 1998.

PRODUCTION DECLINES 12% OVER 1998 LEVEL

E&P's oil and natural gas volumes declined to 37,200 BOE per day in 1999, from 42,200 BOE per day in 1998. The main factors for the production decline were asset dispositions (representing annual production of 3,300 BOE per day) combined with natural RESERVOIR declines, disappointing drilling results and delays in bringing new production on stream.

   The decline in volumes in 1999 over 1998 had a negative impact on earnings of $20 million.

ROYALTIES INCREASE WITH HIGHER COMMODITY PRICES

Royalties increased to $4.26 per BOE in 1999 from $2.75 per BOE in 1998 mainly due to the significant increase in natural gas prices. The increase in royalties reduced earnings by $8 million.

-------------------------------------------------------------------------------
                   1998                                              1999
-------------------------------------------------------------------------------
NET CASH SURPLUS
(DEFICIENCY)
ANALYSIS
($ millions)
[GRAPH]
-------------------------------------------------------------------------------
                   (79)         5           40           123          89
-------------------------------------------------------------------------------
                   Total    Operations    Working     Investing      Total
                                          Capital     Activities
-------------------------------------------------------------------------------

LOWER CAPITAL AND EXPLORATION SPENDING AND $81 MILLION IN HIGHER PROCEEDS FROM PROPERTY DISPOSITIONS RESULT IN A $168-MILLION YEAR-OVER-YEAR IMPROVEMENT IN E&P'S NET CASH FLOW.

TOTAL EXPENSES REMAIN AT 1998 LEVELS

Total cash expenses in 1999 were $2 million lower than in 1998, mainly due to lower administrative costs. Depreciation, depletion and amortization expenses (non-cash) increased by $2 million in 1999 over 1998 as a result of higher per-barrel, non-cash costs. The net result of lower administrative and higher non-cash costs was no net increase in year-over-year expenses.

ASSET DIVESTMENT GAINS

As part of E&P's ongoing portfolio optimization program, gains from the sale of non-strategic assets were $19 million in 1999, a $16-million increase as compared to 1998.

NET CASH SURPLUS ANALYSIS

E&P had a net cash surplus of $89 million in 1999, an improvement of $168 million when compared to the deficiency of $79 million in 1998. The improvement was driven by an increase in divestment proceeds of $81 million, a reduction in capital and exploration investing activities of $42 million, a $40-million decrease in working capital and an improvement in cash from operating activities of $5 million.The working capital improvement was due to inventory and other asset reductions, and an increase in accounts payable related to high year-end capital spending.

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT  27

MANAGEMENT'S DISCUSSION AND ANALYSIS - EXPLORATION AND PRODUCTION

* THIS SECTION CONTAINS FORWARD-          IN-SITU
  LOOKING INFORMATION. ALSO REFER TO      In-situ or "in place" refers to
  THE OVERVIEW*** ON PAGE 21 OF           methods of extracting heavy oil from
  THIS REPORT.                            deep deposits of oil sands without
                                          removing ground cover.

--------------------------------------------------------------------------
                                  1995     1996     1997     1998     1999
--------------------------------------------------------------------------
TOTAL PROVED RESERVES
(millions of barrels
of oil equivalent)
[GRAPH]
--------------------------------------------------------------------------
/ / Natural Gas                     91       99      109      120      101
--------------------------------------------------------------------------
/ / Liquids                         58       65       70       69       51
--------------------------------------------------------------------------
    Total                          149      164      179      189      152
--------------------------------------------------------------------------

POOR DRILLING RESULTS, NEGATIVE RESERVE REVISIONS AND HIGHER THAN PLANNED DIVESTMENTS RESULT IN A DECREASE IN TOTAL PROVED RESERVES.

CAPITAL AND EXPLORATION INVESTING ACTIVITIES

E&P's net investing activities declined from $233 million in 1998 to $110 million in 1999. The decline in capital spending is a result of lower exploration and development drilling and lower lease and well equipment expenditures. Divestment proceeds increased $81 million as a result of the ongoing portfolio optimization program. The decline in net investing activities was part of E&P's net cash flow management program supporting other Suncor growth initiatives.

OUTLOOK*
FOCUS ON NATURAL GAS

E&P has been increasing its natural gas focus for the past seven years, based on management's belief that commodity prices will strengthen and market access for natural gas will improve. The outlook for Alberta natural gas prices remains positive due to strong U.S. demand and further increases in export pipeline capacity. Suncor expects U.S. gas demand to continue growing, supported by improving industrial demand and increased use of natural gas in electricity generation.

   Suncor's strategy is to continue to position its E&P business to benefit from any increase in Canadian natural gas prices. Through its portfolio optimization program, management will continue to evaluate the strategic fit of conventional oil properties. E&P will focus its exploration and production program on developing natural gas from the Western Canada Sedimentary Basin. The company will also continue its pursuit of coal bed methane resources in North America and Australia as a source of natural gas.

   Suncor launched a comprehensive strategic review to determine ways to improve financial and operational performance and define new and profitable opportunities for growth. Further property divestments in 2000 could generate $100 to $200 million in proceeds. E&P's divestment program will consist mainly of the sale

--------------------------------------------------------------------------
                                 1995     1996     1997     1998     1999
--------------------------------------------------------------------------
RESERVE REPLACEMENT RATIO
(percentage - three-year
average)
[GRAPH]
--------------------------------------------------------------------------
/ / F&D and Acquisitions          263      255      230      200      120
--------------------------------------------------------------------------
/ / F&D                           240      240      220      200      120
--------------------------------------------------------------------------

A DISAPPOINTING DRILLING PROGRAM AND RESERVE REVISIONS OF 12.5 MILLION BOE (7% OF RESERVES AT THE BEGINNING OF THE YEAR) PUSH THREE-YEAR RESERVE REPLACEMENT RATIO TO LOWEST LEVEL IN LAST FIVE YEARS.


of oil properties and reflects an increasing emphasis on natural gas. Suncor will use cash generated by the sales to support Project Millennium oil sands expansion and other growth projects. E&P's current goal is to achieve an average finding and development cost of $6.75 per BOE for the year 2000 and profitably grow reserves and production.

IN-SITU OIL SANDS

Suncor advanced its heavy oil strategy in 1999 by conducting additional delineation, engineering and cost assessments, and an initial review of environmental issues. In December, the company acquired an additional four oil sands permits in the Firebag area which, when combined with leases already held by the company, create one of the largest continuous landholdings in the Athabasca region at 785 square kilometres.

   Subsequent to the end of 1999, Suncor announced plans to invest $750 million in an oil sands expansion (see Oil Sands Outlook section). This expansion includes a proposed investment of $450 million towards a commercial scale IN-SITU operation using steam-assisted gravity drainage (SAGD) on the company's Firebag leases north of Fort McMurray. The first phase of the project proposes to add 35,000 barrels of bitumen per day in 2004. Long-term plans call for further investment to increase in-situ production in stages to 140,000 barrels of bitumen per day by the end of the decade.

   Management believes Suncor has several competitive advantages to develop its Firebag In-situ Oil Sands Project including the quality of its in-situ leases, the ability to upgrade bitumen and access other infrastructure efficiencies at its Oil Sands facilities, and the opportunity to apply knowledge gained from operating the Burnt Lake pilot project.

   The Burnt Lake pilot project achieved a milestone in 1999, producing its millionth barrel of bitumen. Burnt Lake completed its third full year of production in 1999, producing 1,500 barrels

28  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

              MANAGEMENT'S DISCUSSION AND ANALYSIS - EXPLORATION AND PRODUCTION

CARBON SINK

A pool (reservoir), such as forests or soils, that absorbs or takes up released carbon from another part of the carbon cycle (i.e. from the atmosphere).

--------------------------------------------------------------------------
--------------------------------------------------------------------------
1999 SUNCOR NATURAL GAS MARKETS
(226 mmcf/d) (percentage)
[GRAPH]
--------------------------------------------------------------------------
/ / System                                              29
--------------------------------------------------------------------------
/ / Direct                                              71
--------------------------------------------------------------------------

E&P BELIEVES ITS GAS PORTFOLIO IS POSITIONED TO TAKE ADVANTAGE OF IMPROVED ALBERTA PRICING FUNDAMENTALS.


per day (Suncor's share of this production was 1,200 barrels per day). The successful application of SAGD technology at Burnt Lake has given Suncor the confidence to invest in a commercial application of the technology at Firebag. The company continues to look at all options to optimize the value of Burnt Lake, including the possible sale of the property.

EVALUATING COAL BED METHANE OPPORTUNITIES

In 1998 Suncor began evaluating coal bed methane opportunities in North America and Australia. The company is also participating in research and development initiatives to investigate the potential of coal beds to sequester carbon dioxide. These initiatives are directed towards capturing the potential that subsurface coal provides as a source of natural gas and a potential "CARBON SINK" for greenhouse gas emissions.

   In the fourth quarter of 1999 the company's application to explore natural gas resources in the Australian state of New South Wales was approved. The petroleum exploration licence gives Suncor the right to develop coal bed methane and other petroleum resources on over a million acres in the northeastern region of New South Wales. Over the next two years, Suncor will review technical data, conduct seismic work, drill wells and assess gas markets to evaluate the opportunity.

    In addition to pursuing coal bed methane in Australia, Suncor is evaluating opportunities in North America.

SUNCOR'S ACTIVE INVESTIGATION INTO SOUTH AMERICAN OPPORTUNITIES COMPLETED

Suncor has completed the investigation into conventional oil and natural gas opportunities in South America.The company's focus on its oil sands expansion and its current natural gas business contributed to a decision to conclude current efforts. The company may reactivate its investigation into natural gas exploration and production opportunities in South America in the longer term.

--------------------------------------------------------------------------
--------------------------------------------------------------------------
SYSTEMS GAS
(percentage)
[GRAPH]
--------------------------------------------------------------------------
/ / TransCanada Gas Services                            46
--------------------------------------------------------------------------
/ / Pan Alberta                                         29
--------------------------------------------------------------------------
/ / Canwest                                              5
--------------------------------------------------------------------------
/ / Other                                               20
--------------------------------------------------------------------------

--------------------------------------------------------------------------
--------------------------------------------------------------------------
DIRECT GAS SALES
(percentage)
[GRAPH]
--------------------------------------------------------------------------
/ / British Columbia                                     8
--------------------------------------------------------------------------
/ / Midwest U.S.                                         9
--------------------------------------------------------------------------
/ / Eastern Canada                                      25
--------------------------------------------------------------------------
/ / California                                          25
--------------------------------------------------------------------------
/ / Alberta                                             33
--------------------------------------------------------------------------

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE

The risks associated with Suncor's natural gas and crude oil activities and commodity pricing should not be underestimated or viewed as predictable. Suncor expects that both natural gas and crude oil pricing will continue to be volatile due to the cyclical nature of supply and demand for these commodities. Management continues to believe the single most important factor that will influence E&P's long-term performance is its ability to consistently and competitively find and develop low-cost, high quality reserves that can be economically brought on stream. Market demand for land and services can also increase or decrease finding and development costs. Management believes there are risks and uncertainties associated with obtaining regulatory approval for exploration and development activities. Working in other countries could increase these risks and add to costs or cause delays to these projects. The company works to reduce these risks through proactive consultation with stakeholders.

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT  29

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUNOCO

[MAP]

OVERVIEW

Suncor's wholly owned subsidiary, Sunoco Inc., has three Ontario-based business divisions: Refining (including wholesale sales), Retail Marketing and Integrated Energy Solutions.

   Located in Sarnia, Ontario, Sunoco's refinery is "complex" because it has the flexibility to produce a high proportion of transportation fuels and petrochemicals. This refinery has capacity to refine 70,000 barrels of crude oil per day. For the past three years, the refinery has utilized 95% or higher of its crude refining capacity. The refinery's average utilization rate in 1999 was 95% (1998 - 99%). In 1999, sales of refined products averaged 86,800 barrels per day.

   Sunoco sells approximately 87% of its total refined product volume in the Ontario market, which is its primary market. In 1999, Sunoco's share of total refined product sales in Ontario was approximately 16% (1998 approximately 17%).

   The majority of production from the Sarnia Refinery, including approximately 93% of gasoline production, is marketed through Sunoco-controlled distribution channels in five distinct markets. The remaining production is sold to wholesale and industrial accounts in Ontario and Quebec.

   Sunoco's controlled distribution channels include:

- 305 Sunoco retail service stations in Ontario, located primarily along the main Windsor-Kingston-Ottawa transportation corridors;

- 156 Pioneer-operated retail service stations in Ontario (the Pioneer Group Inc. is an independent retailer with whom Sunoco has a 50% joint venture partnership);

- 60 UPI-operated service stations in rural Ontario; UPI Inc. is a 50% joint venture company owned by Sunoco and GROWMARK Inc. (a large U.S. Midwest agricultural supply and grain marketing cooperative). UPI sites sell conventional and ethanol-blended gasolines, diesel and heating oil to residential, commercial and farm customers;

-  Eight Sunoco diesel Fleet Fuel Cardlock sites in southern Ontario; and

- Sun Petrochemicals Company, a 50% joint venture between Sunoco and U.S.-based Sunoco, Inc.'s (an unrelated company) refinery in Toledo, Ohio. The joint venture markets an average of 15,150 barrels of petrochemicals per day worldwide.

Sunoco's Integrated Energy Solutions business, launched in 1997, sells natural gas to Ontario homeowners and commercial customers and offers heating, ventilation and air conditioning (HVAC) products and services through 29 dealers.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES
1999 VERSUS 1998

SUNOCO RESULTS SUMMARY

-----------------------------------------------------------------
  ($ millions unless otherwise stated)     1999     1998     1997
-----------------------------------------------------------------
  Revenue                                 1 779    1 533    1 673
  Refined product sales
  (thousands of cubic metres)
   Retail gasoline                        1 500    1 496    1 387
   Total                                  5 080    5 037    5 182
  Earnings (loss) breakdown:
   Refining/wholesale                        13       24       34
   Retail marketing                          22       17       10
   Energy marketing                          (4)      (1)      (5)
  Total                                      31       40       39
  Cash flow provided
   from operations                          103      112      121
  Investing activities                       43       64       55
  Net Cash Surplus                          129       55       30
-----------------------------------------------------------------

30  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

ANCILLARY REVENUE

Revenue earned from such activities as car washes, sale of fast foods and confectionary items.

----------------------------------------------------------------------------------------------
               1998                                                                    1999
----------------------------------------------------------------------------------------------
EARNINGS
ANALYSIS
($ millions)
[GRAPH]
----------------------------------------------------------------------------------------------
                40        (3)      2       (2)        (3)          (5)         2         31
----------------------------------------------------------------------------------------------
               Total    Margin   Volume   Joint    Integrated    Expenses   Ancillary   Total
                                         Ventures    Energy                  Income
                                                    Solutions
----------------------------------------------------------------------------------------------

INCREASING CRUDE OIL AND FEEDSTOCK PRICES OVER THE YEAR THAT COULD NOT BE FULLY RECOVERED IN THE MARKETPLACE AND MILD WINTER CONDITIONS COMBINED TO REDUCE REFINING EARNINGS. THE LOWER REFINING EARNINGS AND HIGHER LOSS IN THE INTEGRATED ENERGY SOLUTIONS BUSINESS WERE RESPONSIBLE FOR THE EARNINGS DECLINE.


EARNINGS ANALYSIS
EARNINGS DOWN $9 MILLION COMPARED WITH 1998

Sunoco's 1999 earnings were $31 million compared with $40 million in 1998. This decrease is largely attributable to lower refining margins caused by high product inventories at the beginning of the year and quickly rising crude oil prices which could not be fully recovered in the marketplace, although margins improved in the second half of the year. Refining earnings were also negatively impacted by higher feedstock costs. Higher Integrated Energy Solutions losses also contributed to the earnings decline. Retail margins, however, were stronger in 1999 compared to 1998, and earnings from sales of non-petroleum ancillary products increased, partially offsetting the effect of lower refining margins.

REDUCED REFINING MARGINS IMPACT REFINING PROFITABILITY

Earnings from refining activities declined to $13 million in 1999 compared with $24 million in 1998, primarily because Sunoco's refining margin decreased to an average of 4.0 cents per litre (cpl) in 1999 compared with
4.1 cpl in 1998. This factor alone reduced year-over-year refining earnings by $5 million. Rapidly rising and volatile crude prices and high international inventories of crude and petroleum products combined to reduce refining margins early in the year. Sunoco's refining margins improved in the last half of the year as global inventories declined. The earnings decline was positively impacted by a $2-million improvement over 1998 due to higher wholesale gasoline and distillate sales volumes. Earnings from Sun Petrochemicals Company joint venture were down $2 million from 1998 due

-------------------------------------------------------------------------------
                   1998                                              1999
-------------------------------------------------------------------------------
NET CASH SURPLUS
ANALYSIS
($ millions)
[GRAPH]
-------------------------------------------------------------------------------
                    55         (9)          62           21           129
-------------------------------------------------------------------------------
                   Total    Operations    Working     Investing      Total
                                          Capital     Activities
-------------------------------------------------------------------------------

ACCOUNTS RECEIVABLE AND INVENTORY REDUCTIONS WERE THE PRIMARY FACTORS CONTRIBUTING TO THE $74-MILLION IMPROVEMENT IN CASH FLOW.


largely to weaker margins. Also contributing to the earnings decline were expenses that were $6 million higher than in 1998. The increase was due to higher energy costs, additional purchases to cover demand due to lower crude runs, and fourth quarter operational outages.

   In 1999, Sunoco confirmed its ten-year agreement signed in 1998 with Nova Chemicals (Canada) Ltd. to further optimize both companies' Sarnia-based operations through the exchange of feedstocks and finished products.

RETAIL MARKETING EARNINGS UP 29% OVER LAST YEAR

Sunoco's retail marketing division achieved its best earnings in over 11 years - $22 million in 1999 compared with $17 million in 1998. Earnings from Sunoco's retail networks improved primarily due to an increase of $2 million in gasoline margins from Sunoco's branded retail network (7.4 cpl in 1999 compared with 7.0 cpl in 1998), a $2-million increase in ANCILLARY REVENUES and a $1-million reduction in expenses.

   Based on independent market survey data, Sunoco retained its market share of 18.5% in the overall Ontario retail gasoline market in 1999. Independent survey data shows that Sunoco's branded retail network continues to be in the top decile of all Ontario retailers as measured by throughput per site. Sunoco's customer loyalty program with the Canadian Automobile Association's Ontario clubs gained popularity among customers with an increased number of CAA Ontario members using their SWIPE-AND-SAVE CARDS at Sunoco retail sites since 1998. Retail marketing initiatives to broaden Sunoco's non-petroleum offering of products and services, such as Country Style

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT  31

MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO

                                           * THIS SECTION CONTAINS FORWARD
                                             LOOKING INFORMATION. ALSO REFER TO
                                             THE OVERVIEW*** ON PAGE 21 OF
                                             THIS REPORT.

-------------------------------------------------------------------------------------
                                            1995     1996     1997     1998     1999
-------------------------------------------------------------------------------------
MARGIN
(cents per litre)
[GRAPH]
-------------------------------------------------------------------------------------
/ / Sunoco Branded Retail Gasoline Margin    5.8       5.7     6.8      7.0      7.4
-------------------------------------------------------------------------------------
/ / Refining Margin                          5.0       4.4     4.6      4.1      4.0
-------------------------------------------------------------------------------------

RETAIL MARGINS IMPROVED YEAR-OVER-YEAR WHILE REFINERY MARGINS SAW A DECLINE IN THE FIRST HALF OF THE YEAR. THE DECLINE WAS PARTIALLY OFFSET BY A RECOVERY IN THE SECOND HALF OF THE YEAR.


branded coffee, resulted in a 21% improvement in ancillary revenues in the year.

SUNOCO EXPANDS HOME ENERGY DEALER NETWORK

Sunoco's Integrated Energy Solutions business had a loss of $4 million in 1999 compared with a loss of $1 million in 1998. The higher loss was primarily due to floating rate contractual sale price commitments that were less than the cost of supply of natural gas.

   The Ontario Energy Board has recently approved Sunoco's proposal to convert its floating rate customer contracts to fixed rate contracts effective July 2000. This change should improve Sunoco's ability to make a positive margin in its natural gas business.

   As part of its goal to broaden its energy offerings, Sunoco expanded the number of dealer members in the Home Energy Dealer Network to 29 dealers in just over one year's time.

NET CASH SURPLUS ANALYSIS

Net cash flow increased to $129 million in 1999 compared with $55 million in 1998. Cash flow from operations decreased to $103 million compared with $112 million in 1998, primarily as a result of lower margins from the Sunoco refining operations.

   Working capital improved by $62 million primarily due to the reduced amounts of accounts receivable and crude oil inventory. Capital spending decreased to $43 million compared with $64 million in 1998.

OUTLOOK*

EMPHASIS ON REFINERY COMPETITIVENESS

The competitive plans of the refinery include a goal of being rated in the top third of North American refineries of the same size and complexity - in profitability and efficiency, as reported

--------------------------------------------------------------------------
                                  1995     1996     1997     1998     1999
--------------------------------------------------------------------------
SUNOCO ONTARIO BRANDED
RETAIL NETWORK EFFICIENCY*
(millions of litres per site)
[GRAPH]
---------------------------------------------------------------------------
/ / Throughput                   4.2      4.2      4.3      5.0      5.1
---------------------------------------------------------------------------
/ / Sites                        284      333      332      310      305
---------------------------------------------------------------------------

* THROUGHPUT PER SITE - MILLIONS OF LITRES PER SITE BASED ON THE AVERAGE NUMBER OF SITES AT THE BEGINNING AND END OF THE YEAR.

  SITES - NUMBER AT YEAR-END, EXCLUDING JOINT-VENTURE-OWNED SITES.

SITE THROUGHPUT INCREASED 2% OVER 1998 DUE TO EFFORTS TO IMPROVE EFFICIENCY AND A NET REDUCTION IN THE NUMBER OF SITES.


by independent survey data. The target date for the refinery to achieve this goal has been moved to 2002 from 2000, due in part to the delay of the Sarnia regional cogeneration project. Sunoco continued implementing the refinery organizational realignment it launched in 1997 with 90% completion planned for the end of 2000. Overall, these initiatives are designed to reduce refining costs, which in turn should have a positive impact on Sunoco's earnings.

   Sunoco continues to evaluate its participation in TransAlta Energy Corporation's proposed Sarnia regional cogeneration project. Such involvement will be subject to enabling rules and regulations emanating from the Ontario government's electricity deregulation process. These include acceptable transmission tariff structures currently under a rate hearing by the Ontario Energy Board. Due to the length of the deregulation process, the start-up is now estimated to be mid-2002.

   In 1999, Sunoco's refinery achieved ISO 14000 certification, an accreditation that endorses effective environmental management systems based on international standards. The Sunoco refinery was the first refinery in Canada and the fourth in North America to be certified. This is consistent with Suncor's goal of leadership in the areas of environment, health and safety and aids in effective environment risk management.

EXPANSION OF DIESEL MARKETS

In 1999, Sunoco continued to expand its offering to the on road diesel market by adding three additional sites to its Fleet Fuel Cardlock network. The cardlock margin adds value over traditional distribution channels. Sunoco will continue its plans for cardlock network growth that were initiated in 1998. Marketing efforts focused on a premium diesel fuel, Gold Diesel, with Sunoco more than doubling the volume sold in 1999 compared to 1998.

32  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS - SUNOCO


RETAIL MARKETING CONTINUES TO DEVELOP THROUGH STRATEGIC ASSOCIATIONS

Sunoco-branded retail marketing continues to focus on differentiating itself by implementing its vision of becoming the neighbourhood choice for energy, comfort and convenience retailing in Ontario. Management believes Sunoco's relationships with retailers, suppliers, customers and communities facilitate potential revenue growth and an enhanced understanding of stakeholder requirements.

   Ancillary revenue from non-petroleum products grew 21% in 1999 due to marketing programs and capital improvements in the business that added and improved facilities to support marketing initiatives.

   The company's exclusive five-year loyalty program signed January 1, 1999 with the Ontario clubs of the CAA provides Sunoco access to the association's 1.8 million members to market retail gasoline, natural gas and other products and services.

JOINT MARKETING INITIATIVES PLANNED FOR INTEGRATED ENERGY SOLUTIONS (IES) AND RETAIL

Sunoco launched its retail natural gas marketing business in 1997 to take advantage of opportunities in the broader energy market in Ontario resulting from deregulation. Due to delays in the regulatory process, IES has shifted its focus from aggressive growth to retention and extension of new products and services to Sunoco's existing customer base. IES and retail marketing piloted several joint marketing initiatives in 1999 to capitalize on integration opportunities. Additional programs are planned in 2000, including an expanded customer loyalty program and development of internet marketing, which are being designed to attract more customers to buy more Sunoco products more often.

   In addition, Sunoco continues to assess the potential for marketing electricity in Ontario, a new growth opportunity resulting from the pending deregulation of electricity services in the province.

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE

Margin and crude oil price volatility and overall marketplace competitiveness, compounded by a warm winter and higher petroleum product inventories, reduced margins in 1999. In the last half of 1999, crude prices increased rapidly, resulting in refining margin volatility. Management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. As Sunoco participates in new product markets - such as natural gas, and potentially electricity - it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

   The Canadian refining industry faces significant capital spending to construct sulphur removal facilities following the passage of legislation that limits sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005. Although the spending required to meet the new standards could be significant, Sunoco believes it will not be material to Suncor on a consolidated basis and that compliance spending will not put Sunoco at a competitive disadvantage.

   A Sunoco task force has completed a strategic study of the implications of fuels reformulation, technical alternatives, and technological change for the industry in general and on Sunoco in particular. As a result of the study, management believes Sunoco will be positioned competitively in the future.

   Sunoco's refinery has complied with more stringent national standards for cleaner-burning gasolines, including limits on benzene emissions, which came into effect on July 1, 1999, with minimal capital spending.

ENVIRONMENTAL RESPONSIBILITY

Sunoco continues to focus on and address environmental issues facing Ontario and Canada. In 1999, Sunoco introduced a new gasoline additive that reduces nitrogen oxides (N0x) from tailpipe emissions. This initiative generated over 275 tons of N0x credits under Ontario's Pilot Emission Reduction Trading project. Sunoco then sold the credits to Ontario Power Generation Inc. and intends to use a portion of the proceeds from the emissions trade to fund additional pollution prevention projects.

   In 1999 Sunoco increased the percentage of ethanol in gasoline sold at all Sunoco-branded retail sites. Ethanol-enhanced gasoline reduces carbon monoxide and greenhouse gas emissions compared with conventional gasoline. Sunoco's gasoline and car washes are certified to display Environment Canada's EcoLogo certification, which demonstrates active commitment to offering products and services which meet Canada's environmental labelling guidelines.

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT  33

MANAGEMENT'S DISCUSSION AND ANALYSIS

LONG TERM INCENTIVE PLAN

See note 10(b) to the financial statements.

SALE

Also see note 2 to the financial statements.

CORPORATE

[MAP]

OVERVIEW

Suncor's Calgary corporate centre fulfills a number of roles, including support to the company's business units and Board of Directors. Corporate centre personnel are accountable for functions such as legal, taxation, risk management, company-wide human resource programs, treasury, corporate finance, planning and business development, corporate communications and regulatory reporting at the corporate level.

RESULTS OF OPERATIONS AND INVESTING ACTIVITIES 1999 VERSUS 1998

Corporate expenses increased from $27 million in 1998 to $48 million in 1999, mainly due to higher taxes ($11 million) and higher costs related to Suncor's LONG-TERM INCENTIVE PLAN ($10 million).

   The corporate centre had a net cash deficiency of $73 million in 1999 compared to a net cash deficiency of $198 million in 1998. The $125 million reduction in cash deficiency was primarily due to a $74-million reduction in investing activities in 1999 due to the completion of construction of the Stuart oil shale demonstration plant in Australia (also see note 12(b) to the financial statements) and a reduction in working capital. The decrease in working capital was associated with hedging losses, higher income taxes and increased operational payables.

CONSOLIDATED BALANCE SHEET ANALYSIS

Higher commodity and refined petroleum product prices at the end of 1999 compared to the end of 1998 were the primary factors for a $101-million increase in accounts receivable. The impact of higher prices was partially offset by the SALE of a portion of accounts receivable.

   An inventory decrease of $14 million was due to the reduction of a portion of the company's crude oil inventory and the sale of some midstream natural gas equipment. The benefit of these sales was partially offset by an increase in Oil Sands inventory related to the start-up of the Enbridge Athabasca Pipeline and a temporary increase in year-end inventories at Oil Sands.

   Net capital assets increased by over $1 billion in 1999 with $941 million of the increase coming from Suncor's Project Millennium and the Stuart Oil Shale Project in Australia. Capital assets are reduced by depreciation, depletion and amortization once they are placed into service. In 1999 capital assets with a net book value of $58 million were sold and this reduced net capital assets. The majority of assets disposed of were associated with E&P's divestment program.

   Trade payables and accrued liabilities were $322 million higher in 1999 than in 1998. A major factor in this increase was the activity level associated with Project Millennium, which accounted for approximately $190 million of this increase. Higher crude oil and natural gas prices at the end of 1999 compared with year-end 1998 and higher sales volumes in Oil Sands resulted in higher royalties and hedging payables. The higher crude oil prices also increased the cost of crude oil and other feedstocks purchased in Suncor's downstream business. These purchases were higher than in 1998 due to an operational problem at the Sarnia Refinery late in 1999 that required the purchase of finished product to ensure that all customer requirements were met.

   Excluding cash and short-term borrowings and the current portion of long-term borrowings, Suncor had a working capital deficiency of $225 million at the end of 1999 compared to a surplus of $22 million at the end of 1998. Over 80% of the $247-million change was due to Project Millennium spending and hedging activities. Suncor had in place unused lines of credit of $1.2 billion at the end of 1999. These unused lines of credit expire at the end of 2004.

   The increase in 1999 of deferred income taxes resulted primarily from income tax deductions associated with certain capital investments at Oil Sands and the Stuart Oil Shale Project.

34  SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                             MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE

* This Section contains forward
  looking information. Also refer to
  the Overview*** on page 21 of
  this report.


CONSOLIDATED EARNINGS ANALYSIS

Sales and other operating revenues increased from $2,068 million in 1998 to $2,383 million in 1999. The impact of higher commodity prices increased revenues by $321 million. This figure is after the impact of hedging activity undertaken in 1999. While crude oil sales volumes increased due to record Oil Sands sales levels, a decrease in conventional liquids and natural gas volumes resulted in a $6-million negative impact on revenue.

   The impact of higher crude oil prices in 1999 was also reflected in Suncor's purchases of crude oil and products, which increased by $153 million in 1999. Crude oil, other feedstocks and products purchased by Sunoco's Sarnia Refinery increased by $157 million in 1999 while Oil Sands decreased its purchases of bitumen from third parties by $4 million. The increase in purchases at the Sarnia Refinery primarily reflects the impact of higher market prices in buying from third parties. This increase was also affected by production interruptions in the fourth quarter at the Sarnia Refinery that necessitated refined product purchases to meet customer requirements.

   Operating, selling and general expenses increased $68 million from $682 million in 1998 to $750 million in 1999. Higher operating costs in all operations represented $53 million of the year-over-year increase. The higher operating costs were primarily a result of higher mining and extraction costs at Oil Sands, higher unit operating costs in the E&P business and higher operating expenses at Sunoco's Sarnia Refinery. These higher operating costs were partially offset by lower volume-related expenses in E&P ($7 million). Expenses were also increased by $22 million due to a higher provision for employee incentive plan costs in 1999.

   Royalty expenses increased $21 million, to $99 million in 1999. Higher commodity prices increased royalties by $31 million. A combination of lower conventional oil and natural gas volumes and a change in sales mix at Oil Sands decreased royalties by $10 million. The change in sales mix is a result of a planned partial maintenance shutdown that resulted in the production of only sour crude oil for one month at Oil Sands. There is no planned Oil Sands maintenance shutdown work in 2000.

   Taxes other than income taxes increased by $9 million due to higher sales volumes of taxable products (mainly transportation fuels) in the downstream business ($7 million). Higher property taxes in Oil Sands due to the increased property tax base with the expansion of operations in late 1998 increased costs by $2 million.

   Depreciation, depletion and amortization (DD&A) increased in 1999 over 1998 by $54 million, to $318 million. The increase was largely due to increased DD&A costs at Oil Sands. Higher depreciation was due to a higher capital base resulting from the completion of Oil Sands' Steepbank Mine and fixed plant expansion in late 1998. DD&A was also higher at Oil Sands due to higher overburden amortization ($30 million). This overburden amortization increase reflects the impact of three factors: a 17% increase in Oil Sands production; an increase in the estimated amount and cost of overburden removal; and the impact of ceasing mining activity on the original oil sands leases sooner than anticipated. The impact of closing the original mine earlier than planned and the resulting reduction in reserves, is to increase the amortization of overburden associated with the original mine by $7 million per year for about a year. This increase in the write-off is due to a 20-million-barrel reduction in reserves.

   Net financing costs were unchanged year-over-year as additional interest income was offset by higher borrowing costs in the first half of 1999 compared to 1998. 1999 capitalized interest costs exceeded the 1998 level. The increase in interest capitalized is due to the spending on Project Millennium.

   The effective tax rate increased from 37% in 1998 to 40% in 1999. This reflects the refund of $11 million received in 1998. Excluding the refund, 1998's rate would be approximately 41%.

OUTLOOK*
GROWTH PRIORITIES

In 1998's MD&A, Suncor outlined its six long-term growth priorities. As a result of continued review and assessment, the company has consolidated its growth priorities to a total of four. In order of priority, they are:

1. EXPAND OIL SANDS PRODUCTION. In 1999 Suncor received regulatory approval for the second phase of its $2.2-billion Project Millennium. The company commenced the first phase in 1998, called the Production Enhancement Phase
   (PEP). Phase 2 commenced in 1999 with the receipt of regulatory approval. Combined, these two phases are designed to increase Oil Sands production to 225,000 barrels per day in 2003, from the 1999 production of 105,600 barrels per day.

     In 2000 Suncor announced a plan to further expand its oil sands facilities beyond 2003 with a proposed investment of $750 million in an in-situ project and a further expansion of the oil sands plant. The in-situ portion of the project is scheduled to be integrated with Suncor's open pit mining operation, and, combined with plans to expand upgrading capacity, would enable output from Suncor's plant to reach an estimated 260,000 barrels of oil per day in 2004. In-situ

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT 35

MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE

                                          Sequestration of Carbon Dioxide
                                          The storage of carbon in large-scale
                                          carbon sinks, such as forests or
                                          underground reservoirs, that reduce
                                          greenhouse gas concentrations in
                                          the atmosphere.


   technology recovers bitumen with less impact to the air, water and land than traditional mining methods and allows Suncor to develop oil sands deposits not accessible through open pit operations. Potential advantages of the current plans to integrate the in-situ project with the existing oil sands plant include:

   MINIMAL DISRUPTION OF LAND. The physical plant structure will disturb less than 10% of the surface land area over the deposit being developed.

   SELF-SUFFICIENT WATER USE. The water used in the operation will be recycled and will come from the waste water streams from Suncor's oil sands plant.

   STEAM GENERATION FUELLED BY NATURAL GAS. The SAGD process will be fuelled by natural gas which is the cleanest burning fossil fuel.

   ENHANCED RECOVERY RESEARCH. Suncor is conducting research into the potential of injecting carbon dioxide and light hydrocarbons into the in-situ deposit to decrease the amount of the steam needed, thereby further reducing emissions.

   POTENTIAL FOR CARBON SEQUESTRATION. Suncor will examine the potential use of the in-situ reservoir as a permanent repository to inject greenhouse gas emissions.

     These plans are subject to Board of Directors and regulatory approval.

     The company's long-term vision is to increase oil sands production to about 400,000 to 450,000 barrels of oil a day in 2008 through a combination of oil sands mining and in-situ development. The company has not yet identified specific plans to achieve this vision, and any such plans would be subject to Board of Directors and regulatory approval.

2. TRANSFER OIL SANDS TECHNOLOGY AND EXPERTISE TO NEW BUSINESSES. Suncor is pursuing growth opportunities in surface mineable oil deposits (both sand and shale). Prior to the end of 1999, Suncor had completed construction of a demonstration plant at the Stuart Oil Shale Project in Australia. The first phase of this project is designed to test the commercial viability of producing oil from oil shale. Operational testing and commissioning work is now under way, but has proven to take longer than initially expected. Hot commissioning trials have demonstrated that oil can be produced from oil shale, but further assessment is required to determine whether the technology is commercially viable. This decision is expected to be made by the end of 2000. Also refer to note 12(b) to the financial statements for further information with respect to this project.

     The company is also assessing potential oil shale deposits in a number of other geographic locations, including Jordan and Estonia.

3. FURTHER INTEGRATE SUNCOR'S UPSTREAM AND DOWNSTREAM BUSINESSES, including potential expansion of the company's refining and marketing presence. In 1999 Suncor continued to actively evaluate several approaches to secure markets and transportation for its increasing Oil Sands production, including joint ventures, possible acquisitions, or long-term agreements with other refiners in both Canada and the United States.

4. FOCUS ON NATURAL GAS AND ALTERNATIVE AND RENEWABLE ENERGY -- Suncor intends to further strengthen its emphasis on natural gas exploration and development as it reduces its interests in conventional crude oil assets. As Suncor works to grow its natural gas business in Western Canada, it will also assess potential opportunities for the production of natural gas from coal bed methane, both in North America and internationally.

     In addition, as the company develops its fossil-fuel-based businesses, management believes that Suncor also needs to work concurrently toward the development of alternative and renewable sources of energy. Early in 2000, Suncor announced plans to invest $100 million in alternative and renewable energy projects over the next five years. The money is likely to be spent on research and development projects and commercial ventures which could include investments in producing fuel from biomass conversion of municipal solid waste to energy, recovering methane from landfills and capturing and sequestration of carbon dioxide. Suncor plans to examine potential opportunities in solar and wind power.

RISK/SUCCESS FACTORS AFFECTING PERFORMANCE
OIL SANDS

When Project Millennium is completed, an even greater portion of Suncor's future financial performance is expected to be linked to the performance of its Oil Sands operations. Project Millennium is designed to increase Oil Sands production to 225,000 barrels per day in 2003. This business division would then account for over 80% of Suncor's upstream production compared to 72% in 1990. Suncor's cash operating cost at Oil Sands is expected to fall from its 1999 level of $11.40 per barrel to the $8.50 to $9.50 per barrel range in 2002. Suncor believes that the planned increases in Oil Sands production present strategic advantages as well as issues that require prudent risk management. The strategic advantages of Oil Sands growth may include:


36 SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE

- Economies of scale associated with higher levels of production from the existing Oil Sands infrastructure;

-  Lower unit costs and improved reliability;

- The ability to leverage demonstrated operational experience and technologies; and

- Production growth without the exploration risk associated with conventional oil and gas operations.

The issues that Suncor must manage include, but are not limited to:

- Suncor's ability to finance Oil Sands growth in a volatile commodity pricing environment (also refer to the section on Liquidity and Capital Resources, page 39.);

- Competition from new entrants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools etc.), or higher prices for the products and services required to operate and maintain the plant. Suncor is addressing this issue by developing a comprehensive recruiting strategy, working with the community to determine infrastructure needs, designing oil sands expansion to reduce unit costs and capitalize on technology advancements, and seeking strategic alliances with service providers;

- Potential changes in demand for synthetic crude oil. Suncor believes it can reduce the impact of this issue by entering into long-term supply agreements with major customers, expanding its customer base and offering customized blends of synthetic crude oil to meet customer specifications;

-  Operational reliability;

-  Regulatory and/or governmental change; and

- Preservation and protection of the environment. Suncor has an Environment, Health and Safety policy designed to mitigate the impact of its operations on the environment.

COMMODITY PRICES

Suncor's future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by global and regional supply and demand factors, worldwide political events and the weather. This can result in a high degree of price volatility, as occurred when benchmark crude oil prices increased by 131% from December 1998 to December 1999. Suncor has partially offset the impact of crude oil price volatility by reducing cash costs and improving reliability at Oil Sands over the past five years. Because prices of crude oil and natural gas are based on a U.S. dollar benchmark, Suncor's earned prices are influenced by the Canadian/U.S. currency exchange


----------------------------------------------------------------------------------------------
                                              2000      2001      2002      2003      2004
----------------------------------------------------------------------------------------------
[GRAPH]
 CRUDE OIL HEDGING PROGRAM
----------------------------------------------------------------------------------------------
 / / Annual Oil Product Hedge (percentage)*     49        23         2         0          0
----------------------------------------------------------------------------------------------
 - Current Annual Limits**                      50        30        30        30         30
----------------------------------------------------------------------------------------------
   Hedged Price -- Cdn. $/bbl                   26        26        26         0          0
----------------------------------------------------------------------------------------------


* Percentage of annual crude oil production hedged as of December 31, 1999. ** Current annual limits for hedged volumes/dollars authorized by
   Board of Directors (percentage).

Suncor uses hedging as a risk management tool to reduce earnings and cash flow volatility. The annual limits may change, subject to Board approval, to reflect management's ongoing assessment of the risk it is willing to accept. Refer to note 15 in the consolidated financial statements for additional information.

rate, creating another element of uncertainty. The weakness in the Canadian dollar versus the U.S. dollar in 1999 increased Suncor's revenues as measured in Canadian dollars. In the future, the strength of the Canadian dollar relative to foreign currencies could create uncertainties for Suncor as it pursues its international growth plans. For example, a one-cent change in the Canadian/Australian exchange rate on the Stuart Oil Shale borrowings (see note 8 to the financial statements) will impact Suncor's pre-tax earnings by approximately $1 million.

HEDGING

Suncor cannot control the prices of crude oil or natural gas, or currency exchange rates. However, the company has a hedging program that fixes the price of crude oil and natural gas and the associated foreign exchange for a percentage of Suncor's total production volume. Suncor's objective is to lock in prices on a portion of the company's future production today to reduce exposure to market volatility and ensure the company's ability to finance its growth.

   The Board of Directors meets with management regularly to assess Suncor's hedging thresholds in light of its price forecast and cash requirements. To add assurance to Suncor's ability to finance its 2000 capital program, the Board authorized hedging 50% of its crude oil volumes in 2000, with the authorized limit returning to 30% in 2001, 2002, 2003 and 2004. For natural gas, the Board has authorized a hedging program that allows up to 50% of Suncor's volume to be hedged in the current year and subsequent year, 30% for the third year, and 15% for the fourth year.

   In 1999, crude oil, natural gas and currency exchange hedging activities decreased Suncor's earnings by $56 million. In 1998, hedging activities increased earnings by $47 million.

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT 37

MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE


OTHER FACTORS

Other critical factors affecting Suncor's financial results include: volumes of refined product sales; margins on the sale of refined products; the success of the exploration program; interest rates; and the company's ability to manage costs. Also refer to the note (***) on page 21 of the MD&A.

YEAR 2000 RESULTS

Suncor and its subsidiaries did not experience any material adverse consequences as a result of the changeover from the year 1999 to 2000 and the rollover to February 29, 2000.

   As of the end of 1999, the total cost of the company's Year 2000 Project was $25 million, of which $11 million was incurred in 1999. Substantially all costs were recorded as expenses in Suncor's 1999 Statements of Earnings. The company does not separately track the internal costs incurred for its Year 2000 Project, such costs principally being the related payroll costs for information technology personnel.

SENSITIVITY ANALYSIS

The sensitivity analysis shows the main factors affecting Suncor's annual pre-tax cash flow from operations and after-tax earnings based on actual 1999 operations, including the impact of hedging activity. The table below illustrates the potential financial impact of these factors applied to Suncor's 1999 financial results. A change in any one factor could compound or offset other factors. Because this table does not incorporate potential cross-relationships, the analysis is not necessarily accurate.

ENVIRONMENTAL REGULATION RISK/SUCCESS FACTORS

Environmental legislation affects nearly all aspects of Suncor's operations. These regulatory regimes are laws of general application that apply to Suncor in the same manner as they apply to other companies and enterprises in the energy industry. They require Suncor to obtain operating licences, and they impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, and the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments are required before initiating most new major projects or undertaking significant changes to existing operations.

   In addition to these specific, known requirements, Suncor expects further changes will likely be required to preserve and protect the environment and quality of life. Some of the issues under discussion include possible cumulative impacts of oil sands development in the Athabasca region; the need to reduce or stabilize various emissions; potential impacts of government regulation as it relates to the reduction of greenhouse gas emissions; land reclamation and restoration; Great Lakes water quality; and reformulated gasoline and diesel to support lower vehicle emissions. Changes in regulation could have a potentially adverse effect on Suncor from the standpoint of product demand, product formulation and quality, and methods of production and distribution. For example, cleaner-burning fuels may be mandated, causing additional costs, which may or may not be recoverable in the marketplace. The complexity and breadth of these issues make it extremely difficult to predict their

SENSITIVITY ANALYSIS


-----------------------------------------------------------------------------------------------------------------------
                                                                                                APPROXIMATE CHANGE IN
                                                                                              PRE-TAX CASH FLOW  AFTER-TAX
  ($ MILLIONS)                                                     1999 AVERAGE       CHANGE    FROM OPERATIONS  EARNINGS
-----------------------------------------------------------------------------------------------------------------------
  Oil Sands
   Price of crude oil ($/barrel)                                       23.84          U.S.$1.00         31       18
   Sales (barrels per day)                                           102 200              1,000          6        4
  Exploration and Production
   Price of crude oil ($/barrel)                                       20.94          U.S.$1.00          6        3
   Price of natural gas ($/thousand cubic feet)                         2.44               0.10          7        4
   Production of natural gas (millions of cubic feet per day)            226                 10          7        4
  Sunoco
   Retail gasoline margin (cents/litre)                                  7.4                0.1          2        1
   Refining/wholesale margin (cents/litre)                               4.0                0.1          5        3
  Consolidated
   Exchange rate: C$: U.S.$                                             0.67               0.01         12        7
   Interest rate                                                        5.2%*                1%          9        5
-----------------------------------------------------------------------------------------------------------------------


*  Borrowings with interest at variable rates averaging 5.2% at December 31.


38 SUNCOR ENERGY INC. 1999 ANNUAL REPORT

                              MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE
NET DEBT
includes long-term borrowings, the
current portion of long-term
borrowings, short-term borrowings
less cash and cash equivalents.


future impact on the company. Management anticipates capital expenditures and operating expenses will increase in the future in part as a result of the implementation of new and increasingly stringent environmental regulations.

LIQUIDITY AND CAPITAL RESOURCES

Suncor's growth initiatives have increased NET DEBT from $796 million in December 1997 to $1.3 billion at December 1999. Capital investment in the next three years, which includes spending for Project Millennium, is expected to be over $3 billion, a similar level to the last three years.

   Suncor management believes that it has sufficient borrowing capacity to fund Project Millennium and that cash flow from operations will be sufficient to fund ongoing operations and investing activities excluding funding on Project Millennium.

   Crude oil prices, and to a lesser degree natural gas prices, are important components in determining Suncor's yearly earnings and cash flow, as well as net debt levels. In 1999, crude oil prices experienced extremes that were unanticipated. The benchmark WTI price dropped to below US$12 per barrel in early 1999 and reached a high of over US$26 per barrel in December 1999. While Suncor does not believe that crude oil prices will be sustained at the December 1999 monthly average of over US$26 per barrel, management believes prices will be higher than the company forecast last year. Suncor's financing and capital spending plans are based upon the following financial assumptions: the yearly average WTI crude oil price will be in the range of US$17.50 per barrel to US$18.00 per barrel over the next three years (last year's three-year forecast: US$13.00 in 1999 to U.S.$17.50 in 2001); there will be an increase in demand for natural gas, moving prices from $2.44 per thousand cubic feet in 1999, to approximately $2.50 to $3.00 per thousand cubic feet in 2002 (last year's three-year forecast: $1.95 per thousand cubic feet, moving to approximately $2.50 per thousand cubic feet in 2002); and the Canadian dollar will strengthen versus the U.S. dollar from the 1999 average of $0.67, to $0.70 by 2002.

   During the two years ending December 31, 2001, Suncor's debt/cash flow ratio is expected to climb from its current level of 2.3 times to a short-term peak in the 2.5 to 3.0 times range, due to planned growth expenditures. This is unchanged from last year's forecast. Subject to the timely completion, final project cost and successful implementation of Project Millennium and contingent on the company's financial assumptions, management believes that expected increases in cash flow will reduce the debt/cash flow ratio to


----------------------------------------------------------------------------------------------
                                           1995      1996      1997      1998      1999
----------------------------------------------------------------------------------------------
 RATIO OF NET DEBT / CASH FLOW
 FROM OPERATIONS
[GRAPH]
----------------------------------------------------------------------------------------------
 / / Number of times                         .7        .9        1.4       2.2       2.3
----------------------------------------------------------------------------------------------


RATIO IS EXPECTED TO REMAIN IN THE 2.5 - 3 TIMES RANGE UNTIL THE COMPLETION OF PROJECT MILLENNIUM.

Suncor's long-term goal of 1.5 to 2.0 times after the year 2001.

   In 1999 a number of financing initiatives were completed to support Suncor's growth initiatives. These included the issuance of preferred securities and the sale of accounts receivable (see notes 13 and 2, respectively, to the financial statements). However, internally generated cash over the next three years is expected to be insufficient to support the increased spending based on the company's current outlook for commodity prices. A financing plan has been developed that management believes will allow Suncor to raise additional capital if necessary. Components of the plan include the following:

- Maintain sufficient debt capacity. Suncor currently has $525 million of public debt, and credit and term loan facilities of $1.9 billion, of which $695 million had been used as at December 31, 1999;

- Manage each business unit with a view to achieving positive net cash flow targets (excluding Project Millennium);

- Examine all growth opportunities with a view to reducing the need for Suncor to invest its own capital through mutually beneficial relationships with third parties;

-  Pursue the sale of non-core assets;

-  Evaluate further opportunities to hedge commodity prices; and

- Issue equity if required.

This approach to financial management could change in scope, timing and magnitude depending on factors such as commodity prices, production volumes, interest rates, exchange rates, and capital market conditions.

OPERATING COMMITMENTS

When Suncor commenced its Oil Sands operations in northern Alberta over 30 years ago, and until recently, it has had to invest in assets and related services that in more developed geographic areas would be provided by third parties. These include assets such as crude oil and natural gas pipelines, electrical and steam generation facilities, and housing accommodations for contract workers. Suncor believes

                                      SUNCOR ENERGY INC. 1999 ANNUAL REPORT 39

MANAGEMENT'S DISCUSSION AND ANALYSIS -- CORPORATE

organizations with the specific expertise associated with such assets can provide more cost-effective services. As part of the Oil Sands growth initiatives, it will look to exit such businesses and obtain services from third parties. Suncor's long-term transportation service agreement for access to a portion of the Enbridge Athabasca Pipeline and its agreement with TransAlta to have that company build, own and operate a cogeneration facility that will meet a portion of the energy needs of Suncor's Oil Sands operation, are examples of such opportunities. While these existing arrangements have, and the new arrangements will, result in long-term operating commitments, the company believes this approach has the potential to reduce operating and administrative expenses.

During 1999, Suncor's quarterly dividend was $0.17 per share, unchanged from 1998. Dividend levels are reviewed quarterly in light of Suncor's growth-related initiatives, financial position, financing requirements, cash flow and other factors considered relevant by the Board of Directors.

CAPITAL AND EXPLORATION INVESTING EXPENDITURES


-------------------------------------------------------------------------------------------------------------------
                                                                     2000              1999               1998
  ($ millions)                                                       Goal             Actual             Actual
-------------------------------------------------------------------------------------------------------------------


  OIL SANDS (EXCLUDING PROJECT MILLENNIUM)
   Sustaining capital                                                  56                 28                 32
   Environmental                                                        4                  1                  4
   Heavy oil                                                           21                 --                 --
   Strategic
     Production improvements                                           56                118                 81
     Expansion                                                                             6                 46
     Steepbank                                                          3                 13                192
-------------------------------------------------------------------------------------------------------------------
                                                                      140                166                355
-------------------------------------------------------------------------------------------------------------------
  PROJECT MILLENNIUM
   Production enhancement phase                                        11                 85                 70
   Millennium Phase 2                                               1 015                806                 82
-------------------------------------------------------------------------------------------------------------------
                                                                    1 026                891                152
-------------------------------------------------------------------------------------------------------------------

  EXPLORATION AND PRODUCTION
   Exploration                                                         52                 75                 93
   Development                                                         77                 75                126
   Environmental                                                        2                  1                  2
-------------------------------------------------------------------------------------------------------------------
  Finding and development capital                                     131                151                221
   Coal bed methane                                                     5                  2                 --
   Heavy oil                                                           --                 40                 10
   Other                                                                9                  7                 11
-------------------------------------------------------------------------------------------------------------------
                                                                      145                200                242
-------------------------------------------------------------------------------------------------------------------
  SUNOCO
   Refining and distribution                                           30                 18                 25
   Retail marketing                                                    24                 19                 28
   Environmental                                                        5                  3                  6
   Other                                                                1                  2                  1
-------------------------------------------------------------------------------------------------------------------
                                                                       60                 42                 60
-------------------------------------------------------------------------------------------------------------------
  CORPORATE
   Stuart Oil Shale Project                                            15                 50                127
   Other                                                               --                  1                 --
   Alternative and renewable energy                                    20                 --                 --

-------------------------------------------------------------------------------------------------------------------
  TOTAL                                                             1 351              1 350                936
-------------------------------------------------------------------------------------------------------------------


40 SUNCOR ENERGY INC. 1999 ANNUAL REPORT